FILED BY PANALPINA WELTTRANSPORT (HOLDING) AG

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: PANALPINA WELTTRANSPORT (HOLDING) AG

FILE NO. 132-02826

CUSTOMER LETTER / EMAIL

Basel, April 1, 2019

Dear [customer name]

DSV to join forces with Panalpina

We are very pleased to be able to announce that Panalpina and DSV have agreed to join forces — subject to certain conditions and approvals.

And we are very excited at the prospect of being able to present you with one of the world’s largest and strongest transport and logistics companies - with a complete service offering across the globe.

Provided conditions are met and necessary approvals are obtained, we expect to close the deal sometime in the second half of 2019. Until then it will be business as usual and DSV and Panalpina will operate separately.

The best of both worlds

Panalpina and DSV are both significant players in the global transport and logistics market. A combination will improve our local, regional and global network, enabling us to service you with seamless supply chain solutions and fulfil your demands for a single service provider. Add to that our combined vertical expertise and focus on building lasting relationships with our customers. There’s a lot to tell.

How can we help you?

We are looking forward to meeting with you and presenting the new DSV Panalpina A/S, once the deal is closed. In the meantime, please do not hesitate to reach out to us if you have any questions or something you wish to discuss.

More information about the agreement can be found on our website.

-ENDS-

www.panalpina.com